Exhibit 99.1

Azure Power Announces Results for Fiscal Fourth Quarter 2020

Mauritius, June 12, 2020: Azure Power Global Limited (NYSE: AZRE), as leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal fourth quarter ended March 31, 2020.

Fiscal Year and Fourth Quarter 2020 Period Ended March 31, 2020 Operating Highlights:

•

Operating Megawatts (“MW”) were 1,808 MWs, as of March 31, 2020, an increase of 25% over March 31, 2019. Operating and Committed Megawatts were 7,115 MWs, as of year ended March 31, 2020, an increase of 112% over the year ended March 31, 2019. 2,000 MWs of Committed Capacity is a greenshoe option that has been exercised by the Company as part of an auction that was won but this capacity has yet to receive a Letter of Award.

•	Revenue for the quarter ended March 31, 2020 was INR 3,675 million (US$ 48.7 million), an increase of 29% over the quarter ended March 31, 2019.
•

Net loss for the quarter ended March 31, 2020 was INR 394 million (US$ 5.2 million). During the quarter, our results were negatively impacted by higher charges amounting to INR 551 million (US$ 7.3 million), partially offset by higher revenue, refer the detailed explanation in the net loss section of the commentary below.

•

Non-GAAP Adjusted EBITDA for the quarter ended March 31, 2020 was INR 2,647 million (US$ 35.1 million), an increase of 24% over the quarter ended March 31, 2019, despite being negatively impacted by additional expenses of INR 169 million (US$ 2.2 million) related to management transition and accruals related to stock appreciation rights included in general and administrative expenses.

•	Non-GAAP Free Cash to Equity for Operating Assets for fiscal year 2020 was INR 3,237 million (US$ 43.0 million), an increase of INR 424 million or 15% over fiscal year 2019.

Key Operating Metrics

Electricity generation during the quarter and year ended March 31, 2020 was 868 million kWh and 2,870 million kWh, respectively, an increase of 343 million kWh or 65%, over the quarter ended March 31, 2019, and an increase of 1,136 million kWh, or 66%, over the year ended March 31, 2019. The increase in electricity generation was principally a result of additional operating capacity during the period driven by the commissioning of new projects. Our Plant Load Factor (“PLF”) for the quarter and the year ended March 31, 2020, was 22.3% and 19.5%, respectively, compared to 20.5 % and 18.6%, respectively, for the same comparable period in 2019.

During the fiscal year, we completed 367 MWs (AC) and 610 MWs (DC). During the fourth quarter, 4 MWs (AC) and 11 MWs (DC) were put into operation. Project cost per megawatt operating consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt (DC) operating for the year ended March 31, 2020 decreased by INR 5.2 million (US$ 0.07 million), or 13%, to INR 35.5 million (US$ 0.47 million) primarily due to lower costs on account of the reduction in solar module prices for the projects commissioned during the period. The project cost per megawatt (AC or megawatt capacity per the PPA) operating for the year ended March 31, 2020 was INR 48.9 million (US$ 0.65 million), compared to INR 50.4 million, for the year ended March 31, 2019, on account of the reduction in solar module prices which was partially offset by additional safeguard duties paid by the Company. Excluding the impact of safeguard duties, the DC and the AC costs per megawatt for fiscal year 2020, would have been lower by approximately INR 2.9 million (US$ 0.04 million) and INR 4.9 million (US$ 0.07 million), respectively.

As of March 31, 2020, our operating and committed megawatts increased by 3,759 MWs to 7,115 MWs compared to March 31, 2019. 2,000 MWs of Committed Capacity is a greenshoe option that has been exercised by the Company as part of an auction that was won but this capacity has yet to receive a Letter of Award.

Nominal Contracted Payments

Our Power Purchase Agreements (“PPAs”) create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, we include those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of March 31,
	2019	2020
	INR	INR	US$
Nominal contracted payments (in millions)	584,196	1,207,290	16,014.9
Total estimated energy output (kilowatt hours in millions)	170,718	386,918

Nominal contracted payments as of March 31, 2020 increased compared to as of March 31, 2019 as we entered into additional PPAs received a LOA and elected to exercise a greenshoe option for additional capacity.

Our nominal contracted payments are not impacted for the delays in construction due to COVID-19, as revenues from our PPA’s start after the date of commissioning of the project.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio revenue run-rate, we multiply the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the our PPAs, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of March 31,
	2019	2020
	INR	INR	US$
Portfolio revenue run-rate (in millions)	25,940	53,591	710.9
Estimated annual energy output (kilowatt hours in millions)	7,468	16,969

The portfolio revenue run-rate increased by INR 27,651 million (US$ 366.8 million) to INR 53,591 million (US$ 710.9 million) as of March 31, 2020, as compared to March 31, 2019, due to an increase in operational, committed, and greenshoe capacity.

Fiscal Fourth Quarter 2020 year ended March 31, 2020 Consolidated Financial Results:

Operating Revenues

Operating revenues for the quarter ended March 31, 2020 were INR 3,675 million (US$ 48.7 million), an increase of 29% from INR 2,847 million in the same period in 2019. This increase was driven by the revenue generated from projects which were commissioned during the period after March 31, 2019 until March 31, 2020. Our revenues for the quarter ended March 31, 2020 were negatively impacted by INR 43 million (US$ 0.6 million) due to power curtailment in Andhra Pradesh (“AP”). Our management believes that AP power curtailment is in contempt of a court ruling and we have filed an action for recovery.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations for the quarter ended March 31, 2020 increased by 29% to INR 329 million (US$ 4.3 million) from INR 256 million in the same period in 2019. This increase in the cost of operations was primarily due to an increase in operational expenses from projects commissioned during the period from April 1, 2019 through March 31, 2020. The cost of operations during the three month period ended March 31, 2020 per megawatt was approximately INR 0.18 million (~US$ 2,000) during the quarter, in line with the same period in 2019, reflecting productivity improvement offset by higher lease costs from plants that were commissioned in solar parks during the year.

General and Administrative Expenses

General and administrative expenses for the quarter ended March 31, 2020 increased by INR 250 million (US$ 3.3 million) to INR 699 million (US$ 9.3 million) compared to the same period in 2019. The higher general and administrative expenses primarily comprised of accrual of leases (ASC Topic 842) of INR 114 million (US$ 1.5 million) as well as additional expenses of INR 169 million (US$ 2.2 million) comprised of INR 65 million (US$ 0.9 million) of higher payroll charges related to management transition and accruals of INR 103 million (US$ 1.4 million) related to stock appreciation rights due to the increase in the share price during the quarter. This was partially offset by savings in legal and professional charges.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended March 31, 2020 increased by INR 340 million (US$ 4.5 million), or 67%, to INR 850 million (US$ 11.3 million) compared to the same period in 2019. The increase relates to the additional depreciation on capital expenditures for the 25% increase in operating MWs.

Interest Expense, Net

Net interest expense during the quarter ended March 31, 2020 increased by INR 546 million (US$ 7.2 million), or 38%, to INR 1,994 million (US$ 26.4 million) compared to the same period in 2019. The increase in net interest expense was primarily due to an increase in interest expense of INR 401 million (US$ 5.3 million) on borrowings related to projects commissioned in the current financial period, and lower interest income of INR 50 million (US$ 0.7 million) on account of lower free cash available during the quarter ended March 31, 2020, as well as an INR 95 million (US$ 1.3 million) charge related to refinancing of a loan.

Other Income

Other Income, primarily income from current investments, increased by INR 52 million (US$ 0.7 million) during the quarter ended March 31, 2020 to INR 73 million (US$ 1.0 million) as compared to the same period in 2019.

Loss on Foreign Currency Exchange

The Indian Rupee (“INR”) depreciated against the U.S. dollar by INR 4.01 for every US$ 1.00 (or 5.6%) during the quarter from December 31, 2019 to March 31, 2020. During the quarter ended March 31, 2020, the Company incurred an expense on foreign exchange of INR 188 million (US$ 2.5 million) compared to gain of INR 17 million, during the quarter ended March 31, 2019. The Company had higher foreign exchange expenses primarily due to a loss of INR 158 million (US$ 2.1 million) on reinstatement of outstanding foreign currency loans due to the depreciation of the INR against the Dollar, as compared to quarter ended March 31, 2019.

Income Tax Expense (Benefit)

Income tax benefit decreased during the quarter ended March 31, 2020 by INR 100 million (US$ 1.3 million) to income tax expenses of INR 82 million (US$ 1.1 million), compared to an income tax benefit of INR 18 million in the same period in 2019. The decrease in the income tax benefit was primarily on account of the reversal of deferred tax assets as the company now expects to pay lower taxes after eliminating intercompany margins earned by our Engineering, Procurement and Construction (“EPC”) business.

Net Loss

The net loss for the quarter ended March 31, 2020 increased by INR 635 million (US$ 8.4 million) to INR 394 million (US$ 5.2 million) compared to a net profit of INR 241 million for the same period in 2019.

The loss for the quarter included charges amounting to INR 551 million (US$ 7.3 million) comprising of the following items: INR 43 million (US$ 0.6 million) due to power curtailment in Andhra Pradesh, INR 65 million (US$ 0.9 million) of higher payroll charges related to management transition, accruals of INR 103 million (US$ 1.4 million) related to stock appreciation rights due to the increase in the share price during the quarter, an INR 95 million (US$ 1.3 million) charge related to refinancing of a loan, loss of INR 158 million (US$ 2.1 million) on a reinstatement of outstanding foreign currency loans due to the depreciation of the INR against the Dollar, and a INR 96 million (US$ 1.3 million) reversal of deferred tax assets due to lower taxes on intercompany margins earned by our EPC business, offset by higher revenue from operations.

Cash Flow and Working Capital

Cash from operating activities for the quarter ended March 31, 2020 was INR 1,838 million (US$ 24.4 million) compared to INR 1,332 million for the comparable quarter. Cash generation from operating activities for the year ended March 31, 2020 was INR 3,678 million (US$ 49.2 million) compared to an inflow of INR 2,138 million for the comparable period. The improvement from the comparable period in 2019 was due to an increase in operating revenue during the year ended March 31, 2020, partially offset by higher general and administrative and interest expenses.

During the quarter ended March 31, 2020, the working capital inflow was INR 487 million (US$ 6.5 million), compared to an inflow of INR 549 million, for the prior comparable period in 2019. During the year ended March 31, 2020, the working capital outflow was INR 39 million (US$ 0.3 million), compared to an outflow of INR 1,520 million for the year ended March 31, 2019.

The Company’s days receivable increased to 126 days as of March 31, 2020, as compared to 122 days as of March 31, 2019.

Cash used in investing activities for the year ended March 31, 2020 was INR 18,256 million (US$ 242.7 million), compared to INR 26,053 million for the comparable period in 2019, primarily on account of lower value of purchases of property plant and equipment for new solar projects amounting to INR 18,321 million (US$ 243.6 million), for the year ended March 31, 2020, compared to INR 26,029 million for the year ended March 31, 2019.

During the quarter ended March 31, 2020, cash generated from investing activities was INR 3,684 million (US$ 48.9 million) as compared to outflow of INR 12,922 million in the comparable period in 2019, primarily on account of sales of mutual funds and lower capital expenditures. During the quarter ended March 31, 2020, the Company incurred INR 1,524 million (US$ 20.2 million) on account of capital expenditures compared to INR 11,469 million, in the comparable period in 2019.

Cash generated from financing activities for the year ended March 31, 2020 was INR 16,146 million (US$ 214.3 million) compared to cash from financing activities of INR 26,887 million in the prior comparable period in 2019, primarily due to the public issuance of equity shares of INR 13,706 million in the previous year as compared to INR 5,317 million (US$ 70.5 million) from a private placement of equity shares in the current fiscal year. Cash generated from financing activities was INR 235 million (US$ 3.1 million) for the quarter ended March 31, 2020 compared to an inflow of INR 1,773 million for the comparable period in 2019, primarily due to higher loans and debentures drawdown in comparable quarter of the prior year.

Liquidity Position

As of March 31, 2020, the Company had INR 9,792 million (US$ 129.9 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 19,360 million (US$ 256.8 million) as of March 31, 2020.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP metric, please refer to the reconciliation of this non-GAAP metric in this document.

Adjusted EBITDA was INR 2,647 million (US$ 35.1 million) for the quarter ended March 31, 2020, compared to INR 2,142 million for the quarter ended March 31, 2019. The increase was primarily due to the increase in revenue during the quarter ended March 31, 2020, partially offset by higher expenses related to operations and general and administrative expenses.

The Adjusted EBITDA for the quarter ended March 31, 2020, was negatively impacted by additional expenses of INR 169 million (US$ 2.2 million) from management transition related charges and accruals related to stock appreciation rights due to the increase in the share price during the quarter included in general and administrative expenses.

Cash Flow to Equity (CFe) for Operating Assets

CFe is a Non-GAAP metric, please refer to the reconciliation of this non-GAAP metric in this document.

Cash Flow to Equity for Operating Assets was INR 3,237 million (US$ 43.0 million) for fiscal year 2020, an increase of 15% compared to INR 2,813 million (US$ 37.3 million) in fiscal year 2019. The increase in Cash Flow to Equity for Operating Assets was primarily driven by higher revenues from the completion of new projects during the current year.

COVID-19 Update

The World Health Organization (“WHO”) declared the Corona Virus Disease (COVID-19) as a global pandemic. Our plants have remained fully operational as electricity generation is designated as an essential service in India. We have been receiving payments towards electricity supplied from most of our customers in normal course and there has only been minor curtailment of our plants. The Government of India has taken additional measures to ensure payment security for Renewable Energy projects during recent months.

Our liquidity position remains sufficient to continue normal operations through at least the end of fiscal year ending March 31, 2021. As of May 31, 2020, our unrestricted cash and cash equivalents were approximately INR 7,900 million (US$ 105 million). To further bolster liquidity, we are exploring working capital lines and revolving credit lines with domestic and international financial institutions.

Financing for our 1,290 MWs of under construction projects remain on schedule. The Assam 1 (90 MW) and Rajasthan 6 (SECI 600 MW) projects have debt funding in place.

Our plants under construction stopped activity during the Government of India “lock down” directive but have resumed construction since end of April 2020. We currently expect some delays in completion of projects under construction but our counterparties for these plants have recognized our force majeure claim and we do not expect to incur any penalty from delays related to COVID-19 for our plants under construction. We do not foresee any increase in our project costs related to COVID-19 as of date and would note that metal and module prices have recently declined due to softness in global demand.

Other Company matters

During the fourth fiscal quarter, Caisse de depot et placement du Quebec (CDPQ) has increased its investment in the equity shares of our Company and now holds 50.91% of outstanding shares of our Company as of March 31, 2020. After CDPQ became a majority shareholder, credit ratings agency Moody’s upgraded the rating of the senior notes and bonds issued by subsidiaries Azure Power Energy Limited and Azure Power Solar Energy Limited by one notch to Ba2 and Ba1, respectively.

During the current quarter, we had received a favourable order from the Appellate Tribunal for Electricity (“APTEL”) in respect of our ongoing litigation in relation to the 50 MW Karnataka project, where APTEL had set aside the order of Karnataka Regulatory Commission (“KERC”), wherein the KERC had reduced the extension of time, reduced the PPA tariff and imposed liquidated damages.

Guidance for Fiscal Year 2021

The following statements are based on our current expectations. These statements are forward-looking and actual results may differ materially. For fiscal year ending March 31, 2021, we continue to expect to have between 2,650 – 2,950 MWs operational and revenues of between INR 15,800 – 16,600 million (or US$ 210– 220 million at the March 31, 2020 exchange rate of INR 75.39 to US$ 1.00) for fiscal year ending March 31, 2021.

With respect to our revenue guidance, we would like to highlight that approximately 90% of the expected revenue is from projects already commissioned and operating and have not been materially impacted due to COVID-19. Our remaining revenue is subject to when plants under construction are completed and completion timelines are currently more difficult to forecast due to disruptions related to COVID-19. The timing of commissioning of our under-construction projects does not impact our revenues we expect during the 25-year PPA because revenues begin at the date of commissioning.

For the first fiscal quarter of 2021, we expect revenues of between INR 3,800 – INR 4,000 million (or US$ 50.5 – US$ 53.0 million at the March 31, 2020 exchange rate of INR 75.39 to US$ 1.00) and a PLF of between 22.0% and 23.0%. Due to seasonality, we expect a PLF of between 18.0 – 19.0% for the second fiscal quarter of 2021.

Webcast and Conference Call Information

[The Company will hold its quarterly conference call to discuss earnings results on Monday, June 15, 2020 at 8:30 a.m. U.S. Eastern Time. The conference call can be accessed live by dialing +1- 323-386-8721 (in the U.S.) and +91-22-6280-1444 (outside the U.S.) and reference the Azure Power Fourth Quarter Earnings Call.

Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Monday, June 15, 2020 and can be accessed by dialing +1-833-289-8317 (in the U.S.) and +91-22-7194-5757 (outside the U.S.) and entering the replay passcode 29352. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations approximately 12 hours following the conclusion of the call.

Exchange Rates

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 75.39 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public company; its ability to attract and retain its relationships with third parties, including its solar partners; the Company’s ability to meet the covenants in its debt facilities; meteorological conditions; issues related to the corona virus; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time.  Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has elected to exercise a greenshoe option on an auction won but has yet to receive a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange, net (e) Other income/ mutual fund income. The Company believes Adjusted EBITDA is useful to investors in assessing the Company’s ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

The Company’s management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•	it does not reflect changes in, or cash requirements for, working capital;
•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•	it does not reflect payments made or future requirements for income taxes; and
•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Cash Flow to Equity (CFe)

Cash Flows to Equity is a Non-GAAP financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe GAAP metrics, such as net income (loss) and cash from operating activities, do not provide with the same level of visibility into the performance and prospects of our operating business as a result of the long term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We define CFe as profit before tax (the most comparable GAAP metric), adjusted for net cash provided for used/in operating activities, other than changes in operating assets and liabilities, income and deferred taxes and amortization of hedging costs; less: cash paid for income taxes, debt amortization and maintenance capital expenditure.

We believe that changes in operating assets and liabilities is cyclical for cash flow generation of our assets, due to high growth environment. Furthermore, to reflect the actual cash outflows for income tax, we deduct income and deferred taxes computed under US GAAP presented in our consolidated financial statements and instead include the actual cash tax outflow during the period, are considered as part of tax expense.

We believe that external consumers of our financial statements, including investors and research analysts, use Cash Flows to Equity both to assess Azure Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. As we have been in a high growth mode we have not been able to produce this metric in the past, however, this has been a widely used metric by analysts to value our business, and hence we believe this will better help the potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not the Cash from operations of the Company on a consolidated basis. We believe CFe supplements GAAP results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using GAAP results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under GAAP. We define our Operational Assets, as the Projects which had commenced operations on or before the year ended March 31, 2020, the operational assets represent the MW operating as on the date

We have also bifurcated the CFe into Operational Assets and Others, as defined below, so that users of our financial statements are able to understand the Cash generation from our operational assets.

We define our Operational Assets, as the Projects which had commenced operations on or before the year ended March 31, 2020. The operational assets represent the MW operating as on the date.

We define Others as the project SPV’s which are under construction, or under development, Corporate which includes our three Mauritius entities, the other than projects covered under operational assets, as well as, a company incorporated in the U.S.A. and other remaining entities under the group.

We define debt amortisation as the current portion of the long-term debt which has been repaid during as part of periodic debt repayment obligations, excluding the debt which has been repaid before maturity or refinanced. It does not include the amortisation of debt financing costs or interest paid during the period.

Other items from the Statement of Cash Flows include most of the items that reconcile “Net (loss) gain” and “Operating profit before changes in working capital” from the Statement of Cash Flows, other than deferred taxes, non-cash employee benefit and amortization of hedging costs.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,	As of March 31,
	2019	2020	2020
	(INR)	(INR)	(US$)
Assets
Current assets:
Cash and cash equivalents	10,538	9,792	129.9
Investments in held to maturity securities	7	—	—
Restricted cash	2,168	4,877	64.7
Accounts receivable, net	3,307	4,456	59.2
Prepaid expenses and other current assets	1,380	1,619	21.5
Total current assets	17,400	20,744	275.3
Restricted cash	1,280	848	11.2
Property, plant and equipment, net	83,445	95,993	1,273.4
Software, net	64	55	0.7
Deferred income taxes	2,407	2,205	29.2
Right-of-use assets	—	4,434	58.8
Other assets	4,268	8,115	107.7
Investments in held to maturity securities	—	7	0.1
Total assets	108,864	132,401	1,756.4
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	2,825	975	12.9
Accounts payable	3,477	1,795	23.8
Current portion of long-term debt	7,289	2,303	30.5
Income taxes payable	94	50	0.7
Interest payable	920	1,716	22.8
Deferred revenue	99	110	1.5
Lease liabilities	—	256	3.4
Other liabilities	2,302	2,020	26.7
Total current liabilities	17,006	9,225	122.3
Non-current liabilities:
Long-term debt	61,658	86,586	1,148.6
Deferred revenue	1,800	2,129	28.2
Deferred income taxes	2,054	2,622	34.8
Asset retirement obligations	665	741	9.8
Leases liabilities	—	3,592	47.6
Other liabilities	285	289	4.1
Total liabilities	83,468	105,184	1,395.4
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 41,040,028 and 47,650,750 shares issued and outstanding as of March 31, 2019 and March 31, 2020, respectively	2	2	0.0
Additional paid-in capital	32,186	37,533	497.9
Accumulated deficit	(6,311)	(8,580)	(113.8)
Accumulated other comprehensive loss	(748)	(1,937)	(25.7)
Total APGL shareholders’ equity	25,129	27,018	358.4
Non-controlling interest	267	199	2.6
Total shareholders’ equity	25,396	27,217	361.0
Total liabilities and shareholders’ equity	108,864	132,401	1,756.4

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(INR and US$ amounts in millions, except share and per share data)

	Three months ended March 31,			Year ended March 31,
	Unaudited			Audited
	2019	2020	2020	2019	2020	2020
	INR	INR	US$	INR	INR	US$
Operating revenues:
Sale of power	2,847	3,675	48.7	9,926	12,958	171.9
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	256	329	4.3	869	1,146	15.2
General and administrative	449	699	9.3	1,314	2,434	32.3
Depreciation and amortization	510	850	11.3	2,137	2,860	37.9
Total operating costs and expenses:	1,215	1,878	24.9	4,320	6,440	85.4
Operating income	1,632	1,797	23.8	5,606	6,518	86.5
Other expense, net:
Interest expense, net	1,448	1,994	26.4	5,022	7,962	105.6
Other (income)	(21)	(73)	(1.0)	(148)	(108)	(1.4)
Loss (gain) on foreign currency exchange, net	(18)	188	2.5	441	512	6.7
Total other expenses, net	1,409	2,109	27.9	5,315	8,366	110.9
Profit / (loss) before income tax	223	(312)	(4.1)	291	(1,848)	(24.4)
Income tax benefit / (expense)	18	(82)	(1.1)	(153)	(489)	(6.5)
Net profit / (loss)	241	(394)	(5.2)	138	(2,337)	(30.9)
Less: Net (loss) / profit attributable to non-controlling interest	18	(26)	(0.3)	60	(68)	(0.9)
Net profit / (loss) attributable to APGL	223	(368)	(4.9)	78	(2,269)	(30.0)
Accretion to redeemable non-controlling interest	-	-	-	-	-	-
Net profit / (loss) attributable to APGL equity shareholders	223	(368)	(4.9)	78	(2,269)	(30.0)
Net profit / (loss) per share attributable to APGL equity Shareholders:
Basic	5.43	(7.73)	(0.10)	2.37	(52.71)	(0.70)
Diluted	5.40	(7.73)	(0.10)	2.31	(52.71)	(0.70)
Shares used in computing basic and diluted per share amounts
Equity shares: Basic	40,970,406	47,640,664	47,640,664	33,063,832	43,048,026	43,048,026
Equity shares: Diluted	41,185,670	47,640,664	47,640,664	33,968,127	43,048,026	43,048,026

AZURE POWER GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	Three months ended March 31,			Year ended March 31,
	Unaudited			Audited
	2019	2020	2020	2019	2020	2020
	INR	INR	US$	INR	INR	US$
Cash flow from operating activities:
Net (loss)/gain	241	(394)	(5.2)	138	(2,337)	(30.9)
Adjustments to reconcile (loss)/gain to net cash from/ (used in) operating activities:
Deferred income taxes	(441)	(12)	(0.2)	(508)	149	2.0
Depreciation and amortization	510	850	11.3	2,137	2,860	37.9
Adjustments to derivative instruments	258	496	6.6	1,037	1,428	18.9
Loss on disposal of property plant and equipment	34	38	0.5	55	52	0.7
Share based compensation	32	115	1.5	83	186	2.5
Amortization of debt financing costs	90	134	1.8	267	709	9.4
Realized gain on investments	(20)	(73)	(1.0)	(148)	(108)	(1.4)
ARO accretion	6	3	0.0	23	36	0.5
Non- cash rent expense	40	88	1.2	81	193	2.6
Allowance for doubtful accounts	40	230	3.1	40	303	4.0
Employee benefits	11	(11)	(0.1)	11	(11)	(0.1)
Loan Prepayment charges	-	31	0.4	-	282	3.7
Foreign exchange loss, net	(18)	187	2.5	441	512	6.8
Change in operating lease right-of-use assets	-	4,413	58.5	-	718	9.5
Change in operating lease liabilities	-	(4,743)	(62.9)	-	(1,255)	(16.7)
Operating profit before working capital changes:
Changes in current assets and liabilities:
Accounts receivable	(853)	(666)	(8.8)	(1,124)	(1,390)	(18.3)
Prepaid expenses and other current assets	323	(39)	(0.5)	(266)	247	3.3
Other assets	(142)	(112)	(1.5)	(725)	(335)	(4.4)
Accounts payable	8	106	1.4	(34)	236	3.1
Interest payable	451	783	10.4	(301)	699	9.3
Deferred revenue	428	192	2.5	399	340	4.5
Other liabilities	334	222	2.9	532	164	2.3
Net cash flows from operating activities	1,332	1,838	24.4	2,138	3,678	49.2
Cash flow from/ (used in) investing activities
Purchase of property plant and equipment	(11,444)	(1,514)	(20.1)	(26,029)	(18,321)	(243.6)
Purchase of software	(25)	(10)	(0.1)	(47)	(43)	(0.6)
Purchase of available for sale investments	(12,084)	(11,426)	(151.5)	(12,085)	(32,224)	(427.4)
Sale of available for sale investments	12,105	16,634	220.6	13,582	32,332	428.9
Purchase of stake in subsidiary	(1,474)	-	-	(1,474)	-	-
Net cash flows from/ (used in) investing activities	(12,922)	3,684	48.9	(26,053)	(18,256)	(242.7)

Cash flows from financing activities
Proceeds from issuance of Green Bonds	-	-	-	-	24,400	323.7
Proceeds from equity shares	63	3	-	13,706	5,330	70.7
Repayments of term and other debt	(1,426)	(3,721)	(49.4)	(3,786)	(32,827)	(435.4)
Loan prepayment charges	-	(31)	(0.3)	-	(282)	(3.7)
Proceeds from term and other debt	2,574	3,984	52.8	15,558	19,538	259.2
Proceeds from issuance of debentures	562	-	-	1,478	-	-
Cost of issuance of equity shares	-	-	-	(69)	(13)	(0.2)
Net cash provided by/ (used in) financing activities	1,773	235	3.1	26,887	16,146	214.3
Effect of exchange rate changes on cash and cash equivalents	(21)	86	1.1	(69)	(37)	(0.5)
Net increase (decrease) in cash and cash equivalents	(9,817)	5,757	76.4	2,972	1,568	20.8
Cash and cash equivalents at the beginning of the year	23,824	9,674	128.3	11,083	13,986	185.5
Cash and cash equivalents at the end of the year	13,986	15,517	205.8	13,986	15,517	205.8

AZURE POWER GLOBAL LIMITED

Unaudited NON-GAAP metrices

(INR and US$ amounts in millions)

CASH FLOWS TO EQUITY (CFe)

	For the year ended March 31, 2019				For the year ended March 31, 2020
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Sale of power	9,926		—	9,926	12,958		—	12,958	171.9
Cost of operations	869		—	869	1,146		—	1,146	15.2
General and administrative	1,314		779	535	2,434		1,292	1,142	15.1
Depreciation and amortization	2,137		23	2,114	2,860		52	2,808	37.2
Operating income	5,606		(802)	6,408	6,518		(1,344)	7,862	104.4
Interest expense, net	5,022		227	4,795	7,962		453	7,509	99.6
Other income	(148)		(130)	(18)	(108)		(69)	(39)	(0.5)
Loss on foreign currency exchange, net	441		181	260	512		96	416	5.5
Profit before Income Tax	291		(1,080)	1,371	(1,848)		(1,824)	(24)	(0.2)
Add: Depreciation and amortization	2,137		23	2,114	2,860		52	2,808	37.2
Add: Loss on foreign currency exchange, net	441		181	260	512		96	416	5.5
Add: Amortization of debt financing costs	267		89	178	709		319	390	5.2
Add: Other items from Statement of Cash Flows(1)	134		(48)	182	944		188	756	10.0
Less: Cash paid for income taxes	(615)		(131)	(484)	(697)		(208)	(489)	(6.5)
Less: Debt amortization(2)	(808)		—	(808)	(620)		—	(620)	(8.2)
Less: Maintenance capital expenditure(3)	—		—	—	—		—	—	—
CFe	1,847	(4)	(966)	2,813	1860	(4)	(1,377)	3,237	43.0

(1)

Other items from the Statement of Cash Flows. Other items include: loss on disposal of property plant and equipment of INR 55 million and INR 52 million, share based compensation of INR 83 million and INR 186 million, realized gain on investment of INR 148 million and INR 108 million, non-cash rent expense of INR 81 million and INR 193 million, allowance for doubtful debts of INR 40 million and INR 303 million, loan repayment charges of INR Nil and INR 282 million and ARO accretion of INR 23 million and INR 36 million for the year ended March 31, 2019 and March 31, 2020 respectively.

(2)

Debt Amortization: Repayments of term and other loans during the period ended March 31, 2020, was INR 32,827 million (refer to the Statement of Cash Flows) which includes INR 32,207 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 620 million (US$ 8.2 million). Repayments of term and other loans during the period ended March 31, 2019, was INR 3,786 million (refer to the Statement of Cash Flows) which includes INR 2,978 million related to refinancing of loans or early repayment of debt before maturity and has been excluded to determine debt amortization of INR 808 million.

(3)	Classification of Maintenance capital expenditures and Growth capital expenditures

All our capital expenditures are considered Growth Capital Expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no Maintenance Capital Expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

(4)	Reconciliation of total CFe to GAAP Cash from Operating Activities:

	For the year ended March 31, 2019	For the year ended March 31, 2020
CFe (Non-GAAP)	1,847	1,860
Items included in GAAP Cash from Operating Activities but not considered in CFe
Change in current assets and liabilities as per statement of cash flows	(1,520)	(39)
Current income taxes	(660)	(340)
Prepaid lease payments and employee benefits	11	(548)
Amortization of hedging costs	1,037	1,428
Items included in CFe but not considered in GAAP Cash Flow from Operating Activities:
Debt amortization	808	620
Cash taxes paid	615	697
Cash from Operating Activities (GAAP)	2,138	3,678

Reconciliation of Net Profit/(loss) to Adjusted EBITDA for the periods indicated:

	Unaudited			Audited
	Three months ended March 31,			Year ended March 31,
	2019	2020	2020	2019	2020	2020
	INR	INR	US$	INR	INR	US$
Net Profit/(Loss)	241	(394)	(5.2)	138	(2,337)	(30.9)
Income tax expense	(18)	82	1.1	153	489	6.5
Interest expense, net	1,448	1,994	26.4	5,022	7,962	105.6
Other income	(21)	(73)	(1.0)	(148)	(108)	(1.4)
Depreciation and amortization	510	850	11.3	2,137	2,860	37.9
Loss on foreign currency exchange, net	(18)	188	2.5	441	512	6.7
Adjusted EBITDA	2,142	2,647	35.1	7,743	9,378	124.4